UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273003) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2024).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    July 31, 2023

July 31, 2023

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the three months ended June 30, 2023 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 14, 2023

Investors meeting presentation for quarterly financial results: Not scheduled

Note:   Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the three months ended June 30, 2023)

  (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Three months ended June 30, 2023			¥ 2,273,292	70.7%	¥349,137	(0.2)%	¥248,016	(1.8)%
Three months ended June 30, 2022			1,331,703	39.9	349,674	21.7	252,439	24.2
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2023: ¥ 868,208 million [121.7%]
		(b) for the three months ended June 30, 2022: ¥ 391,625 million [50.4%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Three months ended June 30, 2023			¥ 185.69		¥ 185.64
Three months ended June 30, 2022			184.14		184.08

(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
As of June 30, 2023			¥ 284,634,759		¥ 13,428,381		4.7%
As of March 31, 2023			270,428,564		12,791,106		4.7
Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2023: ¥ 13,313,797 million (b) as of March 31, 2023: ¥ 12,680,465 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2023	¥ —	¥ 115.00	¥ —	¥ 125.00	¥ 240.00
Fiscal year ending March 31, 2024	—
Fiscal year ending March 31, 2024 (Forecast)		125.00	—	125.00	250.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2024)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2024	¥ 820,000	1.8%	¥ 614.86

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of June 30, 2023.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4) Number of shares issued (common stocks)

	As of June 30, 2023	As of March 31, 2023
(a) Number of shares issued (including treasury stocks)	1,337,051,194 shares	1,374,691,194 shares
(b) Number of treasury stocks	3,423,094 shares	30,070,650 shares

	Three months ended June 30, 2023	Three months ended June 30, 2022
(c) Average number of shares issued in the period	1,335,616,415 shares	1,370,881,291 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2023 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2024 including the period for the three months ended June 30, 2023. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2023	June 30, 2023

Assets:
Cash and due from banks	¥75,913,960	¥76,733,528
Call loans and bills bought	5,684,812	7,789,075
Receivables under resale agreements	5,785,945	8,152,427
Receivables under securities borrowing transactions	5,576,612	5,518,587
Monetary claims bought	5,558,287	5,361,348
Trading assets	8,751,204	10,364,109
Money held in trust	12,957	13,157
Securities	33,213,165	33,787,972
Loans and bills discounted	98,404,137	101,282,112
Foreign exchanges	1,942,764	2,107,576
Lease receivables and investment assets	226,302	251,775
Other assets	13,243,899	16,139,376
Tangible fixed assets	1,494,527	1,503,111
Intangible fixed assets	897,848	924,581
Net defined benefit asset	704,654	716,342
Deferred tax assets	74,084	86,177
Customers’ liabilities for acceptances and guarantees	13,693,771	14,666,286
Reserve for possible loan losses	(750,369)	(762,786)

Total assets	¥270,428,564	¥284,634,759

Liabilities:
Deposits	¥158,770,253	¥161,003,648
Negotiable certificates of deposit	13,025,555	14,060,196
Call money and bills sold	2,569,055	2,135,347
Payables under repurchase agreements	16,772,716	19,931,263
Payables under securities lending transactions	1,521,271	1,344,261
Commercial paper	2,349,956	2,005,546
Trading liabilities	8,066,745	9,866,513
Borrowed money	13,674,830	14,129,890
Foreign exchanges	1,465,847	1,740,216
Short-term bonds	424,000	630,500
Bonds	10,365,003	11,348,640
Due to trust account	2,413,464	2,408,719
Other liabilities	11,923,748	15,253,783
Reserve for employee bonuses	96,254	37,874
Reserve for executive bonuses	3,307	—
Net defined benefit liability	35,449	35,656
Reserve for executive retirement benefits	1,133	895
Reserve for point service program	28,659	29,503
Reserve for reimbursement of deposits	10,845	9,731
Reserve for losses on interest repayment	128,378	120,257
Reserves under the special laws	3,902	4,164
Deferred tax liabilities	265,354	415,525
Deferred tax liabilities for land revaluation	27,952	27,952
Acceptances and guarantees	13,693,771	14,666,286

Total liabilities	257,637,458	271,206,377

Net assets:
Capital stock	2,342,537	2,342,537
Capital surplus	694,052	694,060
Retained earnings	7,423,600	7,308,259
Treasury stock	(151,798)	(17,749)

Total stockholders’ equity	10,308,391	10,327,108

Net unrealized gains (losses) on other securities	1,373,521	1,645,728
Net deferred gains (losses) on hedges	(13,293)	24,833
Land revaluation excess	35,005	35,056
Foreign currency translation adjustments	843,614	1,152,645
Accumulated remeasurements of defined benefit plans	133,226	128,424

Total accumulated other comprehensive income	2,372,074	2,986,689

Stock acquisition rights	1,145	1,044
Non-controlling interests	109,495	113,540

Total net assets	12,791,106	13,428,381

Total liabilities and net assets	¥270,428,564	¥284,634,759

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen

Three months ended June 30	2022	2023

Ordinary income	¥1,331,703	¥2,273,292
Interest income	637,403	1,411,067
Interest on loans and discounts	441,177	869,210
Interest and dividends on securities	108,984	128,484
Trust fees	1,478	1,845
Fees and commissions	336,330	390,147
Trading income	4,543	122,789
Other operating income	255,237	265,156
Other income	96,710	82,286
Ordinary expenses	982,028	1,924,154
Interest expenses	205,653	990,570
Interest on deposits	63,559	383,413
Fees and commissions payments	56,222	60,279
Trading losses	90,643	195,454
Other operating expenses	85,556	69,312
General and administrative expenses	484,021	535,092
Other expenses	59,932	73,445

Ordinary profit	349,674	349,137

Extraordinary gains	10	11
Extraordinary losses	998	1,137

Income before income taxes	348,686	348,012

Income taxes	93,962	97,289

Profit	254,724	250,722

Profit attributable to non-controlling interests	2,284	2,705

Profit attributable to owners of parent	¥252,439	¥248,016

(Consolidated statements of comprehensive income)
	Millions of yen

Three months ended June 30	2022	2023

Profit	¥254,724	¥250,722
Other comprehensive income (losses)	136,901	617,485
Net unrealized gains (losses) on other securities	(365,102)	267,072
Net deferred gains (losses) on hedges	71,230	38,081
Foreign currency translation adjustments	393,295	302,972
Remeasurements of defined benefit plans	(5,525)	(4,818)
Share of other comprehensive income of affiliates	43,003	14,178

Total comprehensive income	391,625	868,208

Comprehensive income attributable to owners of parent	390,357	862,580
Comprehensive income attributable to non-controlling interests	1,268	5,627

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2023

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of June 30, 2023 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Three months ended June 30, 2023 (A)	Change (A) - (B)	Three months ended June 30, 2022 (B)
Consolidated gross profit	1	875,389	78,472	796,917
Net interest income	2	420,497	(11,253)	431,750
Trust fees	3	1,845	367	1,478
Net fees and commissions	4	329,867	49,760	280,107
Net trading income	5	(72,664)	13,435	(86,099)
Net other operating income	6	195,844	26,163	169,681
General and administrative expenses	7	(535,092)	(51,071)	(484,021)
Equity in gains (losses) of affiliates	8	16,870	(15,842)	32,712

Consolidated net business profit	9	357,167	11,558	345,609

Total credit cost	10	(43,949)	(11,848)	(32,101)
Credit costs	11	(53,670)	(17,831)	(35,839)
Write-off of loans	12	(46,541)	(19,643)	(26,898)
Provision for reserve for possible loan losses	13	—	2,285	(2,285)
Others	14	(7,128)	(474)	(6,654)
Gains on reversal of reserve for possible loan losses	15	5,724	5,724	—
Recoveries of written-off claims	16	3,996	259	3,737
Gains (losses) on stocks	17	41,247	4,412	36,835
Other income (expenses)	18	(5,328)	(4,659)	(669)

Ordinary profit	19	349,137	(537)	349,674

Extraordinary gains (losses)	20	(1,125)	(138)	(987)
Gains (losses) on disposal of fixed assets	21	(231)	127	(358)
Losses on impairment of fixed assets	22	(631)	(2)	(629)
Income before income taxes	23	348,012	(674)	348,686
Income taxes	24	(97,289)	(3,327)	(93,962)
Profit	25	250,722	(4,002)	254,724
Profit attributable to non-controlling interests	26	(2,705)	(421)	(2,284)

Profit attributable to owners of parent	27	248,016	(4,423)	252,439

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                  + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		June 30, 2023		March 31, 2023
			Change
Consolidated subsidiaries	28	182	(2)	184
Equity method affiliates	29	313	5	308

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Three months ended June 30, 2023 (A)	Change (A) - (B)	Three months ended June 30, 2022 (B)
Gross banking profit	1	423,261	(48,275)	471,536
Net interest income	2	240,122	(88,908)	329,030
Trust fees	3	784	272	512
Net fees and commissions	4	110,597	6,885	103,712
Net trading income	5	(133,692)	1,379	(135,071)
Net other operating income	6	205,449	32,097	173,352

Gains (losses) on bonds	7	(1,227)	31,890	(33,117)
Expenses (excluding non-recurring losses)	8	(242,572)	(20,876)	(221,696)
Personnel expenses	9	(102,929)	(6,554)	(96,375)
Non-personnel expenses	10	(123,105)	(13,118)	(109,987)
Taxes	11	(16,537)	(1,204)	(15,333)

Banking profit (before provision for general reserve for possible loan losses)	12	180,688	(69,151)	249,839

Gains (losses) on bonds	13	(1,227)	31,890	(33,117)
Core banking profit (12-13)	14	181,916	(101,041)	282,957
excluding gains (losses) on cancellation of investment trusts	15	180,973	(72,760)	253,733

Provision for general reserve for possible loan losses	16	—	(13,587)	13,587
Banking profit	17	180,688	(82,738)	263,426
Non-recurring gains (losses)	18	43,429	27,216	16,213
Credit costs	19	(13,114)	21,408	(34,522)
Gains on reversal of reserve for possible loan losses	20	17,209	17,209	—
Recoveries of written-off claims	21	0	(17)	17
Gains (losses) on stocks	22	37,465	7,905	29,560
Gains on sales of stocks	23	47,316	(211)	47,527
Losses on sales of stocks	24	(1,122)	12,907	(14,029)
Losses on devaluation of stocks	25	(8,727)	(4,790)	(3,937)
Other non-recurring gains (losses)	26	1,868	(19,290)	21,158

Ordinary profit	27	224,118	(55,522)	279,640

Extraordinary gains (losses)	28	(708)	(303)	(405)
Gains (losses) on disposal of fixed assets	29	(141)	79	(220)
Losses on impairment of fixed assets	30	(566)	(381)	(185)
Income before income taxes	31	223,410	(55,824)	279,234
Income taxes	32	(59,736)	10,574	(70,310)

Net income	33	163,673	(45,251)	208,924

Total credit cost (16+19+20+21)	34	4,095	25,013	(20,918)
Provision for general reserve for possible loan losses	35	15,559	1,972	13,587
Write-off of loans	36	(12,531)	(8,629)	(3,902)
Provision for specific reserve for possible loan losses	37	1,811	31,379	(29,568)
Losses on sales of delinquent loans	38	(582)	41	(623)
Provision for loan loss reserve for specific overseas countries	39	(161)	267	(428)
Recoveries of written-off claims	40	0	(17)	17

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated			(%)
	Three months ended June 30, 2023 (A)		Three months ended June 30, 2022 (B)
		Change (A) - (B)
Interest earned on loans and bills discounted (a)	0.82	(0.01)	0.83
Interest paid on deposits, etc. (b)	0.00	(0.00)	0.00
Interest spread (a) - (b)	0.82	(0.01)	0.83

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.84	(0.01)	0.85
Interest spread (c) - (b)	0.84	(0.01)	0.85

3. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act

Consolidated				(Billions of yen)
		June 30, 2023		March 31, 2023
			Change from March 31, 2023
Bankrupt and quasi-bankrupt loans	1	90.3	(2.7)	92.9
Doubtful loans	2	516.0	21.8	494.2
Substandard loans	3	339.6	(1.2)	340.7
Past due loans (3 months or more)	4	30.8	10.8	19.9
Restructured loans	5	308.8	(12.0)	320.8
Total (A)	6	945.8	18.0	927.8

Normal assets	7	119,199.9	4,060.6	115,139.3
Grand total (B)	8	120,145.8	4,078.7	116,067.1
				(%)
NPL ratio (A/B)	9	0.79	(0.01)	0.80

Amount of direct reduction		181.1	19.6	161.5
SMBC non-consolidated				(Billions of yen)
		June 30, 2023		March 31, 2023
			Change from March 31, 2023
Bankrupt and quasi-bankrupt loans	10	72.1	(3.4)	75.5
Doubtful loans	11	387.1	11.3	375.8
Substandard loans	12	140.2	4.9	135.2
Past due loans (3 months or more)	13	3.6	(1.8)	5.4
Restructured loans	14	136.5	6.7	129.9
Total (A)	15	599.4	12.8	586.6

Normal assets	16	115,808.1	3,275.3	112,532.9
Grand total (B)	17	116,407.5	3,288.1	113,119.4
				(%)
NPL ratio (A/B)	18	0.51	(0.01)	0.52

Amount of direct reduction		137.3	14.3	123.0

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		June 30, 2023					March 31, 2023
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2023	Gains	Losses
Held-to-maturity securities	1	199.8	0.1	0.5	0.5	0.3	165.6	(0.4)
Other securities	2	32,952.3	2,301.0	385.9	3,320.7	1,019.7	32,465.0	1,915.1
Stocks	3	3,729.0	2,348.9	404.1	2,364.9	16.0	3,345.4	1,944.8
Bonds	4	11,840.6	(51.9)	12.3	13.5	65.4	13,177.5	(64.2)
Japanese government bonds	5	8,324.6	(30.6)	5.8	1.5	32.2	9,576.3	(36.4)
Others	6	17,382.7	4.1	(30.5)	942.3	938.2	15,942.1	34.6
Foreign bonds	7	14,296.2	(873.2)	(175.9)	26.0	899.2	13,081.5	(697.3)
Other money held in trust	8	0.3	—	—	—	—	0.3	—
Total	9	33,152.4	2,301.2	386.4	3,321.2	1,020.0	32,630.9	1,914.8
Stocks	10	3,729.0	2,348.9	404.1	2,364.9	16.0	3,345.4	1,944.8
Bonds	11	12,040.4	(51.8)	12.8	13.9	65.7	13,343.1	(64.6)
Others	12	17,383.0	4.1	(30.5)	942.3	938.2	15,942.4	34.6

SMBC non-consolidated								(Billions of yen)
		June 30, 2023					March 31, 2023
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2023	Gains	Losses
Held-to-maturity securities	13	22.3	(0.3)	0.1	—	0.3	22.3	(0.4)
Stocks of subsidiaries and affiliates	14	4,591.3	5.1	17.4	5.1	—	4,581.9	(12.3)
Other securities	15	28,410.3	1,743.8	320.6	2,643.8	899.9	28,309.7	1,423.2
Stocks	16	3,432.8	2,263.5	381.8	2,272.3	8.8	3,062.1	1,881.7
Bonds	17	12,021.0	(50.3)	12.1	13.5	63.8	13,346.0	(62.4)
Japanese government bonds	18	8,324.6	(30.6)	5.8	1.5	32.2	9,576.3	(36.4)
Others	19	12,956.5	(469.3)	(73.1)	358.0	827.3	11,901.6	(396.2)
Foreign bonds	20	10,658.4	(762.5)	(145.4)	26.1	788.6	9,709.4	(617.1)
Total	21	33,023.9	1,748.6	338.2	2,648.9	900.2	32,914.0	1,410.4
Stocks	22	3,729.1	2,264.1	381.8	2,272.9	8.8	3,358.9	1,882.3
Bonds	23	12,043.3	(50.6)	12.2	13.5	64.1	13,368.3	(62.8)
Others	24	17,251.5	(464.8)	(55.7)	362.5	827.3	16,186.8	(409.1)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	The net unrealized gains (losses) are measured based on market prices of the securities as of the balance sheet date.
	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	June 30, 2023		March 31, 2023
		Change from March 31, 2023
Domestic deposits	123,907.8	935.6	122,972.2
Individual	58,946.5	1,059.4	57,887.0
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	96,207.0	1,899.6	94,307.4
Domestic offices (excluding offshore banking accounts)	60,963.0	(124.5)	61,087.5
Overseas offices and offshore banking accounts	35,244.0	2,024.1	33,219.9
6. ROE
Consolidated			(%)
	Three months ended June 30, 2023		Three months ended June 30, 2022
		Change
ROE (denominator: Total stockholders’ equity)	9.6	(0.5)	10.1

Note:
(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (91 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2